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June 6, 2016	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

By EDGAR and by hand

Sonia Barros
Coy Garrison
Office of Real Estate and Commodities

Heather Maples
Office of the Chief Counsel

Securities and Exchange Commission
Washington, D.C. 20059

Re:	Vaulted Gold Bullion Trust/Registration Statement on Form S-1
Filed June 6, 2016 (DRS-CIK No. 0001593812)

Dear Ladies and Gentleman:

On behalf of our client, Vaulted Gold Bullion Trust (the “Trust”), and Bank of Montreal, the depositor of the Trust (“Bank of Montreal”) we are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (referred to herein as “Registration Statement”).

In connection with the Commission’s review of the confidentially submitted draft registration statement, submitted on May 31, 2016, the Staff orally transmitted its remaining comments.

In particular, the Staff noted that the Registration Statement should include disclosure to the effect that an authorized participant would reconfirm with its customer the price at which the customer’s purchase of Gold Deposit Receipts would be made and that a transaction could only be effected to the extent that the price at which the purchase was to be effected was transmitted prior to the time of sale.

We respectfully note that the Staff appears to be establishing by comment a new standard for issuers and broker-dealers, which is a departure from well-understood and well-articulated rules and regulations as well as Staff guidance.

Barros, Garrison, and Maples
June 6, 2016
Page Two

First, it may be helpful to review the information that will be available to a potential investor in the Gold Deposit Receipts.  A potential investor in the Gold Deposit Receipts that wishes to develop an understanding of the gold market will be able to access historical gold spot price information for many years and be able to identify trends in gold spot prices from the internet.  Annual, monthly, weekly and daily gold spot price information is readily available.

Having the benefit of this market information, a potential investor can access a Bloomberg terminal and also can refer to Bloomberg.com for access to pricing information about the Gold Deposit Receipts.  In addition to these sources, an investor can get an actionable quote through the investor’s broker by contacting BMO Capital Markets Corp.

Given the concerns you have expressed, we have added language to the prospectus cover page and to the Plan of Distribution section that alert a prospective investor to the fact that the investor’s broker will obtain the actionable price from BMO Capital Markets Corp.

Any one of these approaches to accessing the Gold Deposit Receipt prices should be sufficient for an investor to know the price of a Gold Deposit Receipt before making a purchase decision.  As we have previously noted in our responses to the Staff’s comments, the totality of these approaches (i.e., a designated page available from a Bloomberg terminal, pricing available through Bloomberg.com, pricing available on the Trust website, and pricing from the broker) goes beyond what would be available to the average investor buying in other primary offerings, such as IPOs or equity follow-on offerings, and certainly far beyond what would be available to a debt investor.

An investor in an IPO has available to it only the bona fide price range that is specified on the IPO prospectus cover page and must be advised orally by an underwriter of the IPO price.  An underwriter in an IPO often will obtain conditional indications of interest.  An underwriter also may obtain a conditional offer to buy.  Typically, after effectiveness of the registration statement, if the IPO prices within the stated range, the underwriter will deem the conditional offer to have ripened into a firm order unless revoked.  Staff guidance requires that if an offering prices outside of the range or other material changes occur in connection with the offering, the broker-dealer reconfirm the order.  Given that a potential investor seeking to purchase Gold Deposit Receipts will have had the ability to have obtained real time pricing from various sources, it is difficult to understand why execution pricing would need to be reconfirmed.  It would be extraordinarily unlikely for the spot price to have moved by more than 20 percent on an intraday basis.

FINRA rules require that a broker-dealer outline in its customer account documents how the broker-dealer approaches conditional indications of interest, indications of interest, and conditional orders.  However, it is clear that at the time an investor purchases securities in an IPO it has less information available to it than would an investor that is seeking to purchase Gold Deposit Receipts.

Barros, Garrison, and Maples
June 6, 2016
Page Three

If one were to consider an investor interested in participating in a follow-on equity offering, the investor has available information about the trading price of the issuer’s common stock, but at the time the investor places an order it may not have the offering price available to it.  An investor can indicate the price levels and amounts at which it has interest in participating or at which it is placing an order. An interested investor also could place a priced or limit order such that it had assurance that its order would only be executed under certain circumstances.  The broker subsequently (after the allocation to the investor account) will orally convey the pricing information to the investor.

Each broker-dealer that is an Authorized Participant will have its existing customer agreement that will outline the types of orders, indications of interest, or conditional offers to purchase that may be submitted.  An investor concerned about the price at which its Gold Deposit Receipt order is filled would simply place a limit order.

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We appreciate the Staff’s time and attention to the Registration Statement and the response to the Staff’s comments.  Please call with any questions.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo